Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EXCEL TECHNOLOGY, INC.

at

$32.00 Net Per Share

by

Eagle Acquisition Corporation

an indirect wholly owned subsidiary of

GSI Group Inc.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 19, 2008, UNLESS THE OFFER IS EXTENDED.

July 23, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a New Brunswick corporation (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all outstanding shares of common stock , par value $0.001 per share (the “Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is subject to various conditions, including, among others, that (a) at the expiration of the Offer there shall have been validly tendered (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Parent, Purchaser or their subsidiaries constitutes a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable) on the date Shares are accepted for payment; (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement (as defined below) shall have expired or been terminated, and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable foreign antitrust laws (and any applicable waiting periods thereunder have expired or been terminated); (c) subject to certain exceptions, there shall not have occurred any change, event, violation, inaccuracy, circumstance or effect that has had, or would reasonably be expected to have, a material adverse effect on the business (taken as a whole) financial condition, capitalization (taken as a whole), assets (taken as a whole) or liabilities (taken as a whole) of the Company or its subsidiaries; and (d) the Agreement and Plan of Merger dated July 9, 2008 by and among Parent, Purchaser and the Company (the “Merger Agreement”) shall not have been terminated in accordance with its terms. Parent is entitled to terminate the Merger Agreement and thus the Offer and not accept for payment, purchase or pay for tendered Shares under various circumstances, including if the securities purchase agreement entered into by Parent and its direct wholly owned subsidiary, GSI Group Corporation, with certain investors to provide $210 million in financing for the transactions contemplated by the Merger Agreement (the “Financing”) shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate consideration in the Merger (as defined below). The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase. The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in Section 1 of the Offer to Purchase).

Enclosed herewith are the following documents:

1.	Offer to Purchase, dated July 23, 2008;

2.	Letter of Transmittal to be used by stockholders of the Company in accepting the Offer and tendering Shares (including Substitute Form W-9 and related Guidelines for Certification of Taxpayer Identification Number on Form W-9);

3.	Notice of Guaranteed Delivery;

4.	A letter to stockholders of the Company from the President and Chief Executive Officer of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9;

5.	A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	Return envelope addressed to the Depositary (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 9, 2008, among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”) and each issued and outstanding Share (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any subsidiary of Parent or the Company, or otherwise held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share.

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and the Company’s stockholders. The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to the American Stock Transfer & Trust Company, the Depositary for the Offer (the “Depositary”), of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or, in the case of tenders by Eligible Institutions (as defined in the Offer to Purchase), a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or, in the case of tenders by Eligible Institutions (as defined in the Offer to Purchase), a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (in the case of any book-entry transfer), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares should be delivered or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfers, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, August 19, 2008, unless the Offer is extended.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to Georgeson Inc., the information agent for the Offer, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,

GEORGESON INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, PURCHASER, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

199 Water Street, 26th Floor New York, NY 10038-3560 Banks and Brokers Call (212) 440-9800 All Others Call Toll Free (866) 367-5527